Exhibit 15.2

INFINITY CROSS BORDER ACQUISITION CORPORATION AND

GLORI ENERGY INC. TO MERGE IN $185 MILLION TRANSACTION

HOUSTON, DALLAS and TEL AVIV, January 8, 2014 — Infinity Cross Border Acquisition Corporation (Nasdaq: INXB) (“Infinity”), a special purpose acquisition company, and Glori Energy Inc. (“Glori”), an oil technology company that deploys its proprietary AERO™ System to significantly increase oil production from mature oil fields, announced today that they have entered into a merger and share exchange agreement (“Merger Agreement”) whereby Glori will become a publicly listed company through a merger with Infinity, in a transaction valued at approximately $185 million.

Following completion of the transaction, the new enterprise will be called Glori Energy Inc. and is expected to be listed on the Nasdaq Capital Market under the ticker symbol GLRI. Infinity’s sponsors are funds (the “Infinity Funds”) affiliated with Infinity Group, an $800 million private equity fund, and an affiliate of Hicks Equity Partners LLC, the private equity investment vehicle of the family of Thomas O. Hicks (“Hicks”). In connection with the transaction, Hicks, Infinity Group and other investors have agreed to purchase between $8.5 million and $25.0 million of common stock in Infinity, which purchase will be consummated at the closing of the transaction. Mr. Hicks has also joined the Board of Directors of Infinity.

Capital from the transaction will be used by Glori to pursue a growth and value creation strategy of acquiring domestic active oil-producing assets for secondary oil recovery that are ideally positioned to benefit from Glori’s patent-pending Activated Environment for Recovery of Oil (AERO™) System. In 2014, Glori expects to aggressively pursue the acquisition of oil properties.

Glori’s management team is led by CEO Stuart Page, a seasoned energy executive who led the commercialization of Glori’s AERO™ System. Mr. Page will continue to serve as Glori’s CEO following the transaction. Mr. Mark Chess, managing director of Infinity Group, and Mr. Hicks will join Glori’s Board of Directors following the transaction.

Mr. Chess said, “We are fortunate to be merging with Glori and partnering with Hicks. We believe Glori's technology is well positioned to capture a significant portion of the enhanced oil recovery market. Our transaction will provide Glori the capital it needs to buy oil-producing properties and increase production at one of the world's lowest costs per barrel.  Glori’s profitable business model coupled with an extremely light environmental footprint impacts our double bottom line. Our partnership with Hicks has upgraded this opportunity to a new level. Tom and his team bring unparalleled insight, analysis and relationships to Glori.”

Mr. Page said, "This opportunity with Infinity provides Glori with immediate access to the resources necessary to continue to execute on our growth strategy. These resources include the funds needed to acquire oil-producing assets that will benefit from the implementation of our proprietary AERO™ System and expert board members with deep ties in the oil industry. In addition, we believe Infinity's relationships with participants in China's oil sector will provide us with opportunities to expand our technology services platform to that region.”

Mr. Hicks commented, “We are pleased to partner with Infinity Group and the Glori management team in this exciting transaction. We believe Glori is ideally positioned to succeed in the public markets. Led by an exceptional management team with extensive energy sector experience and success, Glori’s enhanced oil recovery technology has proven effective in its current and past implementations. The new capital we are investing, along with Glori’s strong and flexible balance sheet, will further enhance Glori’s operational, financial and investment potential.”

Glori’s mission is to efficiently recover the large quantities of oil that remain trapped in reservoirs around the world. Currently, only one-third of the oil discovered in a typical reservoir is recoverable using conventional technology. Glori’s AERO™ System economically and sustainably increases oil production rates and ultimate recoverability by integrating biotechnology with traditional EOR techniques. The system uses nutrients to activate and sustain indigenous reservoir microbial life releasing trapped oil without the need for new infrastructure or large operating expenditures. AERO™ and its predecessor technologies have collectively produced millions of barrels of oil.

Under the terms of the Merger Agreement, Glori’s shareholders and warrant holders (including Kleiner Perkins Caufield & Byers, Oxford Biosciences Partners, GTI, Malaysian Life Sciences Capital Fund, Omzest and Energy Technology Ventures, a joint venture between ConocoPhilips, General Electric, and NRG Energy) will exchange their entire equity ownership in Glori for 22,953,432 restricted shares of Glori Acquisition Corp., a newly formed Delaware corporation that will be the sole stockholder of Glori upon the closing of the transaction and the new publicly traded entity (“Infinity Acquisition”). 688,803 of such shares (3% of the total merger consideration) will be set aside in escrow for one year after the closing of the transaction to satisfy any indemnification claims under the Merger Agreement. The shares to be issued to Glori’s shareholders and warrantholders will not be transferable for one year after the completion of the transaction, subject to early release in the event the closing price of the shares exceeds certain price targets or if certain of Infinity’s sponsors sell the shares that they are purchasing in connection with the transaction, as described above. In connection with the transaction, Infinity will redomesticate from the British Virgin Islands to Delaware by merging with Infinity Acquisition, with Infinity Acquisition surviving the merger.

Glori’s existing employee share options will be converted to Infinity Acquisition options that can be exercised no earlier than one year from the closing date of the transaction (except with respect to terminated employees). Additionally, in order to align the merger consideration received by the Glori optionholders and Glori stockholders, 3% of each replacement Infinity Acquisition option will be subject to potential forfeiture and an additional lockup arrangement preventing exercise, in each case, that is directly tied to the shares set aside in escrow from the merger consideration for indemnification obligations. Infinity currently has 7,187,500 shares, 5,750,000 public warrants and 4,820,000 insider warrants. Following completion of the transaction, holders of the public warrants will have an option to convert their warrants into shares at a 10:1 ratio during the 31st to 60th day following the closing of the transaction. In addition, Infinity Acquisition has the right to demand that the 4,820,000 insider warrants be converted into shares at a 10:1 ratio during that time period.

In connection with the Merger Agreement, Infinity obtained written consents from the holders of a majority of its outstanding warrants to approve an amendment to the warrant agreement to: (i) increase the exercise price from $7.00 to $10.00 per ordinary share, (ii) increase the redemption price from $10.50 to $15.00 per ordinary share, (iii) increase the term from three years following the consummation of a business combination to five years following the consummation of a business combination, (iv) delete the provision decreasing the exercise price in connection with certain transactions and (v) allow the warrants to be converted into common stock, on a ten warrants for one share basis, during the 30 day period commencing 31 days after the consummation of a business combination. These amendments will become effective upon the execution of an amendment to the warrant agreement in connection with the closing of the transaction.

As a condition to closing the transaction, Infinity will provide its current shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account set up to hold the proceeds of Infinity’s initial public offering, less taxes, upon the consummation of the transaction. Infinity intends to conduct these redemptions without a stockholder vote and pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”). The tender offer documents to be filed with the SEC will contain substantially the same financial and other information about the transaction and the redemption rights as is required under the SEC’s proxy rules. The tender offer is expected to close simultaneously with the closing of the transaction.

In addition, the Infinity Funds will commence a tender offer to purchase up to 5,750,000 outstanding public warrants at $0.60 per warrant. The warrant tender offer is expected to close simultaneously with the closing of the transaction.

The boards of directors of both Infinity and Glori have unanimously approved the terms of the transaction. Completion of the transaction, which is expected late in the first quarter or early in the second quarter of 2014, is subject to customary closing conditions. Glori’s shareholders have approved the transaction while no approval is required for Infinity’s shareholders.

In connection with the transaction, Infinity’s sponsors and other investors agreed to purchase between $8.5 million and $25.0 million of shares of Infinity Acquisition’s common stock at $8.00 per share. The purpose of the investment is to ensure that Infinity meets the cash requirement in the Merger Agreement and to provide working capital for Glori’s operations. The investment will be consummated simultaneously with the closing of the transaction.

Additional information about the transaction, as well as information about Glori, will be included in the Form 6-K that Infinity will file with the SEC. Interested parties should visit the SEC website at http://www.sec.gov.

Goldman, Sachs. & Co. is serving as Glori’s financial advisor with respect to the transaction. Norton Rose Fulbright LLP served as Glori’s transaction counsel and Graubard Miller served as Glori’s special SPAC counsel.

Robert W. Baird & Co. Incorporated and Maxim Group LLC are providing financial advisory services to Infinity. EarlyBirdCapital, Inc. is serving as Infinity’s merger and acquisitions advisor. Ellenoff Grossman & Schole LLP served as Infinity’s transaction counsel.

Akin Gump Strauss Hauer & Feld LLP served as counsel to Hicks.

Meetings at the Goldman Sachs Energy Conference

Glori and Infinity management will be meeting with investors at the Goldman Sachs Energy Conference on January 8 and 9 at the InterContinental Hotel in Miami, Florida.

ABOUT GLORI ENERGY INC.

Based in Houston, Texas, Glori Energy is an oil technology company that applies its proprietary AERO™ (Activated Environment for the Recovery of Oil) System to existing oil wells in order to increase oil production. Glori provides its AERO System as a service to oil producers in addition to applying it to strategically acquired oil fields currently using waterflood secondary recovery. The system optimizes nutrient composition and water quality to activate and sustain indigenous reservoir microbial life to loosen and free trapped oil. Glori’s AERO™ technology is poised to have a significant impact in helping to supply the world’s energy needs. For more information visit: www.GloriEnergy.com.

ABOUT INFINITY CROSS BORDER ACQUISITION CORPORATION

Infinity Cross Border Acquisition Corp. (Nasdaq: INXB) is a blank check company co-sponsored by Infinity Group and Hicks Holdings LLC. Infinity Corp. held its IPO on July 25, 2012 and was established for the purpose of acquiring a growing business via a reverse merger.

ABOUT INFINITY GROUP

Infinity Group is a cross-border platform and private equity fund known for its strong roots in China. Infinity Group currently manages $800 million. It has 100 portfolio companies and 17 RMB joint venture funds throughout China, making Infinity the owner of more RMB funds than any other foreign PE fund in China.   Infinity to date has made 100 deals and 30 successful exits. Sectors of focus include: medical, agricultural, water, energy and high end manufacturing. Infinity is led by managing partners Mr. Amir Gal-Or and Mr. Avishai Silvershatz. For more information, please visit http://www.infinity-equity.com.

ABOUT HICKS EQUITY PARTNERS

Hicks Equity Partners (HEP) is the private equity arm for Hicks Holdings LLC, a holding company for the Thomas O. Hicks family's assets. With 35 years of private equity experience, Mr. Hicks pioneered the "buy and build" strategy of investing and founded Hicks Muse Tate & Furst, which raised more than $12 billion of private equity across six funds and completed over $50 billion of leveraged acquisitions. HEP looks for established companies with proven track records, strong free cash flow characteristics, a strong competitive industry position and an experienced management team looking to partner with long-term capital.

FORWARD LOOKING STATEMENTS

Any statements contained herein which are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements identified by or containing words like “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “potential,” “target,” “goal,” “plans,” “objective,” “should”, or similar expressions. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. Glori and Infinity Corp. give no assurances that the assumptions upon which such forward-looking statements are based will prove correct.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (many of which are beyond our control), and are based on information currently available to us. Actual results may differ materially from those expressed herein due to many factors, including, without limitation: the risk that more than 4,750,000 of Infinity’s ordinary shares will be validly tendered and not properly withdrawn prior to the expiration of the tender offer for such shares (the “Tender Offer”) which would then cause it to (i) be unable to satisfy the conditions of the Tender Offer and the Merger Agreement, (ii) be unable to consummate the transaction, and (iii) withdraw the Tender Offer; the risk that governmental and regulatory review of the Tender Offer documents may delay the transaction or result in the inability of the transaction to be consummated by April 25, 2014 and the length of time necessary to consummate the transaction; the risk that a condition to consummation of the transaction may not be satisfied or waived; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, margins, or any other financial items are not realized; the ability to list and comply with NASDAQ’s continuing listing standards, including having the requisite number of round lot holders or stockholders; competition and competitive factors in the markets in which Glori operates; the expected cost of recovering oil using the AERO System, demand for Glori’s AERO System and expectations regarding future projects; adaptability of the AERO System and development of additional capabilities that will expand the types of oil fields to which Glori can apply its technology; plans to acquire and develop additional non-producing end of life oil fields and low-producing late-life oil fields and the availability of debt and equity financing to fund any such acquisitions; the percentage of the world’s reservoirs that are suitable for the AERO System; the advantages of the AERO System compared to other enhanced oil recovery methods; and Glori’s ability to develop and maintain positive relationships with its customers and prospective customers.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Form 6-K and Schedule TO (and any amendments thereto) to be filed by Infinity in connection with the transaction and the Tender Offer. Infinity and Glori undertake no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this release.

Important Information about the Tender Offers

The tender offers for the outstanding securities of Infinity referred to herein have not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy Infinity securities will be made pursuant to an offer to purchase and related materials that Infinity intends to file with the SEC. At the time the offer is commenced, Infinity and the Infinity’s Funds, respectively, will each file tender offer statements on Schedule TO with the SEC.  The tender offer statements (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offers. These materials will be sent free of charge to all security holders of Infinity when available. In addition, all of these materials (and all other materials filed by Infinity with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by Infinity by directing a request to: Morrow & Co., LLC, Infinity Corp.’s information agent, at 470 West Avenue, 3rd Floor, Stamford, CT 06902, inxb.info@morrowco.com. Security holders of Infinity are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offers because they will contain important information about the tender offers and the transaction.

Contacts:

Infinity Group

Marjie Hadad

International Media Liaison

+972-54-536-5220

marjie.hadad@infinity-equity.com

Hicks Equity Partners

Mark Semer

Kekst and Company

(212) 521-4802

mark-semer@kekst.com

Glori Energy

David Gerzof Richard

BIGfish Communications

(617) 713-3800

Glori@BIGfishMarket.com